N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – January 13, 2010 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, February 10, 2010 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s 2009 year end results. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman plans to issue its year end results the morning of February 10 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-814-4860 (North America) or
1-416-644-3417 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 p.m. MST on Wednesday, February 10, 2010 until 11:59 p.m. Wednesday, February 17, 2010. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 4200073# or
1-416-640-1917 (Local Toronto & International) passcode 4200073#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://w.on24.com/r.htm?e=187491&s=1&k=DB81EDFEFFEAF06D82722F16098530F3

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                  Christopher J. LeGallais
& Investor Communications                                                                                     Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                              Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                        E-mail:                       tlm@talisman-energy.com

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